Exhibit 99.3

8 APRIL 2019

NOVARTIS AG

ALCON INC.

EMPLOYEE MATTERS AGREEMENT

EMPLOYEE MATTERS AGREEMENT

dated 8 April 2019

PARTIES:

1.                                      NOVARTIS AG, a corporation (Aktiengesellschaft) incorporated in the Canton of Baselstadt, Switzerland with enterprise identification number (UID) CHE-103.867.266 and its registered office at Lichtstrasse 35, 4056 Basel, Switzerland. (Novartis)

2.                                      ALCON INC., a corporation (Aktiengesellschaft) incorporated in the Canton of Fribourg, Switzerland with enterprise identification number (UID) CHE-234.781.164 and its registered office at Rue Louis-d’Affry 6, 1701 Fribourg, Switzerland (Alcon Inc.)

(together the parties)

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 1 (Definitions and Interpretation).

Whereas:

A.                          Novartis, acting through its Subsidiaries, currently conducts, among other businesses, the Alcon Business. At the date of this Agreement, Alcon Inc. is a direct, wholly owned Subsidiary of Novartis.

B.                          The Novartis shareholders have approved the separation of the Alcon Business from the Novartis Business into Alcon Inc. and have entered into a Separation and Distribution Agreement on or around the date of this Agreement.

C.                          Clause 10.1(a) of the Separation and Distribution Agreement provides that, among other things, the parties will enter into this Employee Matters Agreement which sets out the terms and conditions on which the Separation and the Distribution are to be implemented in relation to employees and employee benefits.

IT IS AGREED:

PART A: EMPLOYEES

1.      ALCON EMPLOYEES

1.1                               Identification

(a)                                 The parties acknowledge and agree that Current Alcon Employees are:

(i)    those employees of the Novartis Group or the Alcon Group who work wholly or substantially in the Alcon Business as at the Separation Date, including any employee who is identified as a Long-Term Assignee. For these purposes ‘wholly or substantially’ means that such employees spend 70 per cent. or more of their time working in the Alcon Business; and

(ii)   any other employees of the Novartis Group or the Alcon Group that the parties have agreed in writing shall be Current Alcon Employees.

(b)                                 The parties acknowledge and agree that Former Alcon Employees are:

(i)    former employees of the Novartis Group or the Alcon Group who no longer work for either the Novartis Group or the Alcon Group as at the Separation Date and who worked wholly or substantially in the Alcon Business as of the date immediately prior to the termination of their employment, including any employee who was identified as a Long-Term Assignee. For these purposes ‘wholly or substantially’ means that such employees spent 70 per cent. or more of their time working in the Alcon Business; and

(ii)   any other former employees of the Novartis Group or the Alcon Group that the parties have agreed in writing shall be Former Alcon Employees.

(c)                                  The Former Alcon Employees and the Current Alcon Employees shall together be referred to as the Alcon Employees.

(d)                                 Alcon Employees shall exclude in each case:

(i)    any employees of the Novartis Group that the parties have agreed in writing shall not be either Current Alcon Employees or Former Alcon Employees; and

(ii)   any employees who meet the criteria set out at clauses 1.1(a)(i) or 1.1(b)(i) above temporarily as a result of a rotation, short term assignment, commuter arrangement and/or business trip, unless otherwise agreed in writing between the parties due to business criticality.

(e)                                  The parties acknowledge and agree that:

(i)    Current Novartis Employees are those employees who, as at the Separation Date, work in the Novartis Group or the Alcon Group and who, as of immediately prior to the Separation Date, are not Alcon Employees; and

(ii)   Former Novartis Employees are those former employees of the Novartis Group or the Alcon Group who no longer work for the Novartis Group as at the Separation Date and, as of the date immediately prior to the termination of their employment, were not Alcon Employees.

(f)                                   The Former Novartis Employees and the Current Novartis Employees shall together be referred as the Novartis Employees.

(g)                                  The parties acknowledge that:

(i)    Exhibit 1 of this Agreement sets out a preliminary list of Current Alcon Employees (updated as at 31 January 2019). Novartis shall provide a final version of this list to Alcon as soon as practicable following the Separation Date;

(ii)   Exhibit 2 of this Agreement preliminarily sets out the number of Current Alcon Employees in: (i) each member of the Alcon Group and (ii) each jurisdiction in which Current Alcon Employees work (updated as at 31 January 2019); and

(iii)  Exhibit 3 of this Agreement sets out a preliminary list of the individuals referred to in clause 1.1(d) above (updated as at 31 January 2019).

1.2                               Legal entity carve-outs

(a)                                 If any Current Novartis Employee is found or alleged to have been employed by Alcon Inc. or a member of its Group as from the Separation Date it is agreed that:

(i)    in consultation with Alcon Inc., Novartis or the relevant member of its Group may within ten Business Days of being so requested by Alcon Inc. (as long as the request is made no later than three months after the Separation Date), make to that person an offer in writing to employ him or her, such offer to be subject to, and to take effect upon, the termination referred to below; and

(ii)   the offer to be made will preserve the person’s period of continuous employment and will be made on terms that are substantially comparable to the terms and conditions of employment applicable to such person immediately prior to the Separation Date (including salary and benefits, but excluding any equity plans, share-based incentive schemes or other long-term incentive plans).

(b)                                 As from the date on which Novartis or the relevant member of its Group makes a written offer of employment, in accordance with clause 1.2(a)(i) above, and provided that the relevant member of the Alcon Group takes such steps as are legally possible to terminate the employment of the person concerned as soon as reasonably practicable following the date of the written offer of employment referred to at clause 1.2(a)(i) above (either by giving notice or transferring the person by agreement to be concluded between the relevant member of the Alcon Group, the person concerned and the relevant member of the Novartis Group), Novartis shall be responsible for and shall indemnify and keep indemnified Alcon Inc. (for itself and as trustee for any relevant member of its Group) against all Liabilities from time to time made, suffered or incurred by Alcon Inc. (or any other member of its Group) as a result of:

(i)    the actual or alleged transfer of such Current Novartis Employee to a member of the Alcon Group and (regardless of whether there has been such a transfer) any employment Liabilities relating to such person;

(ii)   employing such Current Novartis Employee on and from the Separation Date until such termination (up to the time reasonably expected to have achieved such termination in accordance with the terms of any applicable contract of employment and Applicable Law but subject to a maximum period of six months unless prevented by the terms of any applicable contract of employment or Applicable Law); and

(iii)  such termination.

(c)                                  Novartis and Alcon Inc. agree to co-operate in good faith to minimise the Liabilities which are subject to the indemnity referred to in clause 1.2(b) above.

(d)                                 If any Current Alcon Employee is found or alleged to have been employed by Novartis or a member of its Group as from the Separation Date it is agreed that:

(i)    in consultation with Novartis, Alcon Inc. or the relevant member of its Group may within ten Business Days of being so requested by Novartis (as long as the request is made no later than three months after the Separation Date), make to that person an offer in writing to employ him or her, such offer to be subject to, and to take effect upon, the termination referred to below; and

(ii)   the offer to be made will preserve the person’s period of continuous employment and will be made on terms that are substantially comparable to the terms and conditions of employment applicable to such person immediately prior to the Separation Date (including salary and benefits, but excluding any equity plans, share-based incentive schemes or other long-term incentive plans).

(e)                                  As from the date on which Alcon Inc. or the relevant member of its Group makes a written offer of employment in accordance with clause 1.2(d)(i) above, and provided that the relevant member of the Novartis Group takes such steps as are legally possible to terminate the employment of the person concerned as soon as reasonably practicable following the date of the written offer of employment referred to at clause 1.2(d)(i) above (either by giving notice or transferring the person by agreement to be concluded between the relevant member of the Novartis Group, the person concerned and the relevant member of the Alcon Group), Alcon Inc. shall be responsible for and shall indemnify and keep indemnified Novartis (for itself and as trustee for any relevant member of its Group) against all Liabilities from time to time made, suffered or incurred by Novartis (or any other member of its Group) as a result of:

(i)    any employment Liabilities relating to such person;

(ii)   employing such person on and from the Separation Date until such termination (up to the time reasonably expected to have achieved such termination in accordance with the terms of any applicable contract of employment and Applicable Law but subject to a maximum period of six months unless prevented by the terms of any applicable contract of employment or Applicable Law); and

(iii)  such termination.

(f)                                   Novartis and Alcon Inc. agree to co-operate in good faith to minimise the Liabilities which are subject to the indemnity referred to in clause 1.2(e) above.

(g)                                  The parties shall cooperate to, so far as possible, make arrangements for the services of any:

(i)    Current Alcon Employee to whom this clause 1.2 applies to be made available on an interim basis to the Alcon Group (including but not limited by way of secondment) until such time as his or her employment is transferred to the Alcon Group or terminated in accordance with this clause 1.2; and

(ii)   Current Novartis Employee to whom this clause 1.2 applies to be made available on an interim basis to the Novartis Group (including but not limited by way of secondment) until such time as his or her employment is transferred to the Novartis Group or terminated in accordance with this clause 1.2.

(h)                                 Any Current Alcon Employee or Current Novartis Employee to whom this clause 1.2 applies and who is not offered employment by the Alcon Group or the Novartis Group, respectively, in accordance with this clause 1.2, or who rejects such offer, shall no longer by considered a Current Alcon Employee or a Current Novartis Employee for purposes of this Agreement.

2.      EMPLOYMENT LIABILITIES

2.1                               This clause 2 sets out the general principles for allocating employment and service-related Liabilities between the parties. In the event of a conflict between the provisions of this clause 2 (other than clause 2.3 below) and any other clause in this Agreement, the provisions of the other clause shall prevail.

2.2                               All employment and service-related Liabilities (including wages, salaries, employer’s Liabilities in respect of associated Taxes and other periodic outgoings) in respect of:

(a)                                 Alcon Employees, whether arising before, on or after the Transfer Date, shall be borne or discharged by Alcon Inc. or a relevant member of its Group; and

(b)                                 Novartis Employees, whether arising before, on or after the Transfer Date, shall be borne or discharged by Novartis or a relevant member of its Group.

2.3                               Except as provided under clause 1.2(e) above or clause 2.4(v) below, notwithstanding any other provision in this Agreement to the contrary, all severance costs and Liabilities in respect of employees who meet the criteria set out at clause 1.1(a)(i) or clause 1.1(b)(i) above, and, in each case, are or were employees of the Novartis Group, but who do not in fact transfer to Alcon Inc. (or a relevant member of its Group) on or prior to the Separation Date (e.g., because they have refused to transfer), shall be borne or discharged by Novartis or a relevant member of its Group.

2.4                               Alcon Inc. shall (for itself and for each member of its Group) indemnify and keep indemnified Novartis (for itself and as trustee for each other member of its Group) against all Liabilities (ignoring any amount in respect of Long-Term Employee Benefits, as to which see Part B) in respect of:

(i)    the employment of any of the Alcon Employees (including, without limitation, any changes to terms and conditions of employment by Alcon Inc. or any other member of its Group);

(ii)   any termination of the employment of any Alcon Employee following the Transfer Date including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations;

(iii)  any failure by Alcon Inc. or any other member of its Group to provide information and reasonable assistance to Novartis to enable Novartis or any member of its Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement;

(iv)  any breach by Alcon Inc. or any member of its Group of clause 5 below; and

(v)   any act or omission by Alcon Inc. or any member of its Group in relation to any Alcon Employee before the date such employee was intended to transfer as a result of which that Alcon Employee treats his employment as having been terminated prior to such date,

in each case whether such Liabilities arise or relate to a period before, on, or after the Separation Date.

2.5                               Novartis shall (for itself and for each member of its Group) indemnify and keep indemnified Alcon Inc. (for itself and as trustee for each other member of its Group) against all Liabilities (ignoring any amount in respect of Long-Term Employee Benefits, as to which see Part B) in respect of:

(i)    the employment of any of the Novartis Employees (including, without limitation, any changes to terms and conditions of employment by Novartis or any other member of its Group);

(ii)   any termination of the employment of any Novartis Employee including, but not limited to, all claims relating to severance, termination pay, pay in lieu of notice of termination and similar obligations;

(iii)  any failure by Novartis or any other member of its Group to provide information and reasonable assistance to Alcon Inc. to enable Alcon Inc. or any member of its Group to comply with any obligation to inform or consult with employee representatives in connection with the matters contemplated by this Agreement;

(iv)  any act or omission by Novartis or any member of its Group in relation to any Novartis Employee before the date such employee was intended to transfer as a result of which that Novartis Employee treats his employment as having been terminated prior to such date; and

(v)   any benefits claims made by Alcon Employees under welfare benefit plans retained by the Novartis Group,

in each case whether such Liabilities arise or relate to a period before, on, or after the Transfer Date.

2.6                               Notwithstanding the provisions of clauses 2.2 to 2.5 above, all Liabilities in respect of legal claims made by Transferred Alcon Employees which:

(a)                                 relate to the alleged wrongful acts of Alcon Inc. or any member of its Group in respect of the period after the Transfer Date, shall be borne or discharged by Alcon Inc. or a relevant member of its Group;

(b)                                 relate to the alleged wrongful acts of Novartis or any member of its Group in respect of the period prior to the Transfer Date, shall be borne and discharged by Novartis or a relevant member of its Group; and

(c)                                  are attributable to the alleged wrongful acts of both Alcon Inc. (or any member of its Group) and Novartis (or any member of its Group), shall be allocated fairly as between the parties, save that where liabilities for the alleged wrongful acts can be apportioned by reference to a clear proportion of fault, then such proportion shall be used to determine the apportionment of such liabilities.

2.7                               Notwithstanding the provisions of clauses 2.2 to 2.5 above, all Liabilities in respect of legal claims made by Transferred Novartis Employees which:

(a)                                 relate to the alleged wrongful acts of Novartis or any member of its Group in respect of the period after the Transfer Date, shall be borne or discharged by Novartis or a relevant member of its Group;

(b)                                 relate to the alleged wrongful acts of Alcon Inc. or any member of its Group in respect of the period prior to the Transfer Date, shall be borne and discharged by Alcon Inc. or a relevant member of its Group; and

(c)                                  are attributable to the alleged wrongful acts of both Alcon Inc. (or any member of its Group) and Novartis (or any member of its Group), shall be allocated fairly as between the parties, save that where liabilities for the alleged wrongful acts can be apportioned by reference to a clear proportion of fault, then such proportion- shall be used to determine the apportionment of such liabilities.

2.8                               The terms of the Claims Management Agreement shall apply to the management of any Third Party Claims and/or Investigations arising out of, or relating to, the matters set out in this Agreement. For the purposes of this clause 2.8, the terms ‘Third Party Claims’ and ‘Investigations’ shall be defined by reference to the Claims Management Agreement.

3.      LONG-TERM ASSIGNEES

3.1                               Notwithstanding the provisions of clause 2 above, unless otherwise agreed between the parties (such agreement not to be unreasonably withheld or delayed), Liabilities for services provided to or in respect of Alcon Employees and Novartis Employees who are Long-Term Assignees (including but not limited to in respect of Tax equalisation, costs for Tax advice, and Crown relocation services costs) shall, in each case, be borne by the legal entity which is invoiced by the Third Party, save that this clause 3.1 shall not apply to any invoice issued in error provided that, within 28 days of receipt of such invoice, the receiving party notifies the relevant Third Party of the error and the relevant Third Party rectifies the error such that the invoice is issued to the intended recipient.

3.2                               Alcon Inc. will use its Best Endeavours to ensure that, as from the Separation Date, it (or the relevant member of its Group) enters into a services agreement directly with the Third Party and is invoiced directly by such Third Party in respect of the Liabilities (referred to at clause 3.1 above) for:

(a)                                 services provided to or in respect of Alcon Employees who are Long-Term Assignees on and/or following the Separation Date; and

(b)                                 services provided to or in respect of Transferred Alcon Employees who were Long-Term Assignees prior to the Separation Date.

3.3                               The parties shall, and shall procure that the relevant members of each of their Groups shall, cooperate in respect of any immigration or regulatory matters arising in respect of any Long-Term Assignees, who were immediately prior to the Separation Date and who continue to be immediately following the Separation Date, on an international assignment from the Alcon Group to the Novartis Group or from the Novartis Group to the Alcon Group.

4.      CASH BONUS

4.1                               To the extent legally possible and administratively practicable, Current Alcon Employees will, as from the Separation Date, continue to be eligible to participate in the cash bonus plans applicable to the Alcon Group immediately prior to the Separation Date.

4.2                               If required, Alcon Inc. shall establish and administer new cash bonus plans (the Alcon Bonus Plans).

4.3                               Alcon Inc. shall, or shall procure that a member of its Group shall, pay out cash bonuses to eligible Alcon Employees in respect of the bonus year in which the Separation Date occurs (the Separation Year) on or around the normal bonus pay date and in accordance with the principles and/or bonus rules set in respect of the Separation Year, SAVE THAT:

(a)                                 Alcon Inc. may make such reasonable adjustments to performance targets and metrics as may be necessary to take account of the Separation to ensure that participants are not materially prejudiced or advantaged as a result of the Separation; and

(b)                                 the amount of any such bonus paid to a Transferred Alcon Employee shall be adjusted to take account of any pro-rated cash bonus which may have been paid to that Transferred Alcon Employee in respect of the Separation Year as a result of his or her transfer from the Novartis Group to the Alcon Group in preparation for the Separation.

5.      PROTECTION OF TERMS AND CONDITIONS

5.1                               The provisions of this clause 5 shall apply to Current Alcon Employees for so long as such employees continue in the same roles with any member of the Alcon Group save that no member of the Alcon Group shall seek to demote any Current Alcon Employee to avoid the application of this clause 5. For the avoidance of doubt, nothing in this clause 5 shall otherwise prevent a member of the Alcon Group from terminating the employment of any Current Alcon Employee or assigning any Current Alcon Employee to a different role, location or position in accordance with applicable policies of the Alcon Group.

5.2                               In respect of the period ending 1 January 2021, Alcon Inc. shall procure that:

(a)                                 each Current Alcon Employee will continue to receive at least the same basic salary as such Current Alcon Employee received immediately prior to the Separation Date;

(b)                                 each Current Alcon Employee will continue to receive employee benefits (including Long-Term Employee Benefits but excluding any equity plans, share-based incentive schemes or other long-term incentive plans) which Alcon reasonably considers to be substantially comparable, taken as a whole, to the employee benefits (including Long-Term Employee Benefits but excluding any equity plans, share-based incentive schemes or other long-term incentive plans) of such Current Alcon Employee immediately prior to the Separation Date; and

(c)                                  no Current Alcon Employee will suffer a change to his or her overall employment terms (whether contractual or otherwise) including, without limitation, any employment terms related to length of service (but excluding any equity plans, share-based incentive schemes or other long-term incentive plans) which, when taken as a whole viewed in the round (including to the extent relevant alongside any other changes being made at the same time to that Current Alcon Employee’s employment terms), would in Alcon Inc.’s reasonable opinion acting in good faith be regarded as materially detrimental.

5.3                               If the employment of any Current Alcon Employee is terminated by reason of redundancy within 24 months following the Separation Date, Alcon Inc. shall procure that benefits shall be provided to such Current Alcon Employee which are no less favourable than those provided under such redundancy and severance policies and benefits (whether contractual or otherwise and giving due credit to the Current Alcon Employee for any additional service or earnings from the Separation Date onwards) (but excluding Long-Term Employee Benefits) as were applicable in respect of that particular Current Alcon Employee immediately prior to the Separation Date.

5.4                               To the extent legally possible and administratively practicable, Current Alcon Employees will, as from the Separation Date, continue to be eligible to participate in the employee benefit plans applicable to the Alcon Group immediately prior to the Separation Date.

5.5                               If required, Alcon Inc. shall establish and administer new employee benefit plans (the Alcon Benefit Plans).

5.6                               The terms and conditions of the Alcon Benefit Plans (including Employee Benefit Arrangements but excluding any equity plans, share-based incentive schemes or other long-term incentive plans) shall be substantially comparable, taken as a whole, to the terms and conditions of the employee benefit plans (including Employee Benefit Arrangements but excluding any equity plans, share-based incentive schemes or other long-term incentive plans) which the relevant employees participated in immediately prior to the Separation Date.

5.7                               Without limiting the foregoing, with respect to each Alcon Employee (excluding Former Alcon Employees), Alcon Inc. shall, or shall cause the relevant member of its Group to:

(a)                                 solely with respect to Transferred Alcon Employees, and with effect from the Transfer Date, to the extent not assumed prior to the date of this Agreement, assume responsibility for all ‘paid time off’ benefits, including vacation pay, sick pay, banked leave, flexitime and other payments for time off of normal work hours accrued by such Transferred Alcon Employee (excluding Former Alcon Employees), including in respect of the period prior to the Transfer Date; and

(b)                                 with effect from the date on which such Alcon Employee becomes eligible to participate in any welfare plan maintained by Alcon Inc. or any other member of its Group:

(i)    to the extent not already waived prior to the date of this Agreement, waive all limitations as to pre-existing conditions, exclusions, evidence of insurability provisions, waiting periods with respect to such participation and coverage requirements or similar provisions under the Alcon Benefit Plans that are welfare plans (as defined in section 3(1) of ERISA or any equivalent Applicable Law) applicable to such employees to the extent such conditions, exclusions and waiting periods or other provisions were satisfied or did not apply to such employees under welfare plans maintained by the Novartis Group immediately prior to such date; and

(ii)   to the extent not already provided as at the date of this Agreement, provide such Alcon Employee (excluding Former Alcon Employees) with credit for any co-payments and deductibles paid prior to such date in satisfying any analogous deductible or out-of-pocket requirements to the extent applicable under any such plan in the year in which such date occurs, to the extent credited under the welfare plans maintained by the Novartis Group immediately prior to such date. Under fully insured arrangements, Alcon Inc. shall, and shall procure that the other members of its Group shall, use its Best

Endeavours to negotiate that the relevant insurer applies transitional credit for co-payments and deductibles already paid during such year. To the extent that the insurer does not agree to provide such credit, and any Alcon Employee brings a claim in connection with consequent loss arising from such decision, Alcon Inc. shall, and shall procure that the other members of its Group shall, provide reasonable compensation to such Alcon Employee in satisfaction of any such claim.

5.8                               For the avoidance of doubt, the provisions of this clause 5 are without prejudice to the operation of any Applicable Law in relation to the terms and conditions of employment of the relevant employees.

6.      COMPENSATION REVIEW

In respect of any Transferred Alcon Employee or Transferred Novartis Employee, the parties shall cooperate in relation to the first annual compensation and performance review process following the Separation Date to ensure such review processes are carried out, so far as practicable, in accordance with usual business practice and that service with the Novartis Group or the Alcon Group (respectively) is taken into consideration where relevant.

7.      SHARE-BASED INCENTIVE SCHEMES

The Separation — Distribution

7.1                               The parties agree that it is not intended that any participant holding an outstanding award under one or more Novartis share-based incentive plans as at the Separation Date shall be materially disadvantaged as regards such awards as a result of the Distribution in connection with the Separation and its impact on the Novartis share price.  The provisions of this clause 7.1 should be interpreted in light of this general principle. Accordingly:

(a)                                 the parties acknowledge that any participants (whether Novartis Employees or Alcon Employees) holding awards under a Novartis share-based incentive scheme in the form of restricted shares (Restricted Shares) as at the record date for the Distribution shall participate in the Distribution alongside all other Novartis Shareholders and accordingly do not need to be compensated or otherwise ‘kept whole’. The Distribution shall be based on the full number of Restricted Shares granted under the relevant award prior to calculating the participant’s allotment on a pro-rata basis. Participants holding Restricted Shares, who paid Tax at grant in Switzerland, may elect to transfer all (but not a portion) of the blocking restrictions applicable to the Restricted Shares under the relevant award to the shares received pursuant to the Distribution;

(b)                                 as soon as practicable following the Separation Date (and, in any event, by the later of 60 days from the Separation Date and 60 days from the first date after the Separation Date when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), Novartis (or a member of its Group) shall grant (at its own cost) each Novartis Employee who holds a restricted stock unit (RSU) immediately prior to the Separation Date a share-based award over shares in the capital of Novartis equal to the number of RSUs held by such Novartis Employee immediately prior to the Distribution multiplied by the Novartis Keep Whole Ratio (each a RSU Keep Whole Award);

(c)                                  such RSU Keep Whole Awards will be granted under the applicable Novartis equity plan but will vest according to a vesting schedule substantially similar to the vesting schedule that would have otherwise applied to the related RSU if the Separation had not occurred;

(d)                                 as soon as practicable following the Separation Date (and, in any event, by the later of 60 days from the Separation Date and 60 days from the first date after the Separation Date when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), Novartis (or a member of its Group) shall grant (at its own cost) each Novartis Employee who holds an outstanding performance share award (PSU) immediately prior to the Separation Date a share-based award over shares in the capital of Novartis equal to the number of PSUs held by such Novartis Employee immediately prior to the Distribution multiplied by the Novartis Keep Whole Ratio (each a PSU Keep Whole Award);

(e)                                  such PSU Keep Whole Awards will be granted under the applicable Novartis PSU plan but will vest according to a vesting schedule and, where applicable, pursuant to performance criteria substantially similar to the vesting schedule and, where applicable, performance criteria that would have otherwise applied to the related PSU if the Separation had not occurred. For the avoidance of doubt, the PSU Keep Whole Awards will not carry any entitlement to receive dividend equivalents;

(f)                                   notwithstanding any other provision of this clause 7, Novartis undertakes to use its Best Endeavours to adjust the performance conditions applicable to all outstanding PSUs in such manner as it may consider necessary to take account of the Separation;

(g)                                  as soon as practicable and legally possible following the Separation Date (and, in any event, by the later of 60 days from the Separation Date and 60 days from the first date after the Separation Date when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), Alcon Inc. (or a member of its Group) shall grant (at its own cost) each Alcon Employee who holds a Novartis Award described in clauses 7.1(b) or 7.1(d) above (other than Option Awards) immediately prior to the Separation Date a share-based award over shares in the capital of Alcon equal to the number of relevant awards held by such Alcon Employee immediately prior to the Distribution multiplied by the Alcon Keep Whole Ratio (each an Alcon Keep Whole Award);

(h)                                 such Alcon Keep Whole Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Alcon Group at the time of grant with terms that Alcon Inc. considers are most closely aligned to the terms of the share-based incentive plan operated by the Novartis Group pursuant to which the related Novartis Award had been granted but will vest according to a vesting schedule and, where applicable, pursuant to performance criteria and subject to non-compete restrictions that are substantially similar to the vesting schedule and, where applicable, performance criteria and non-compete restrictions that would have otherwise applied to the related Novartis Award if the Separation had not occurred; and

(i)                                     participants who hold vested awards under a Novartis share-based incentive scheme, which were granted in the form of options and held by participants (whether Novartis Employees or Alcon Employees) as at the Separation Date (the Option Awards), will upon exercising such Option Awards receive one Novartis share and the cash equivalent of one-fifth of an Alcon share for every option exercised.

Outstanding share-based awards under Novartis Group plans — Alcon Employees

7.2                               Novartis undertakes to use its Best Endeavours to ensure that share-based awards held by Alcon Employees pursuant to a share-based incentive scheme operated by Novartis or another member of its Group (Novartis Awards), shall be treated in a manner consistent with the “involuntary termination” treatment in the relevant share-based incentive scheme, to the extent possible under the relevant plan rules and any Applicable Law and save as otherwise specified in individual award agreements. Except as provided in clause 7.1(a) above, participants holding Novartis Awards will not participate in the Distribution in respect of such Novartis Awards.

7.3                               For the avoidance of doubt Novartis (or a relevant member of its Group) shall not take any action pursuant to this clause 7 which would require shareholder approval or which could trigger any significant legal, Tax (including the loss of any Tax-favourable treatment) or operational issues for the relevant participant, Alcon Inc., Novartis or any member of their Groups.

7.4                               For the purposes of clause 7.2 above, the “involuntary termination” treatment of Novartis Awards held by Alcon Employees shall be that:

(a)                                 PSUs, excluding Alcon Keep Whole Awards, will vest on the applicable normal vesting date subject to time pro-rating (such pro-rating to be based on the full number of months worked between the commencement of the performance period and the Separation Date as a proportion of the original vesting period) and the application of performance conditions and forfeiture restrictions in accordance with the relevant Novartis plan rules;

(b)                                 all mandatory deferred share bonus plan awards will vest in full on the applicable normal vesting date;

(c)                                  all awards under the UK Employee Share Ownership Plan or the Incentive Conversion Plan (whether Tax-advantaged or otherwise) will vest in full on the applicable normal vesting date;

(d)                                 all awards under the Ireland Share Participation Scheme will continue to be held by the relevant trustee until the third anniversary of the applicable date of grant; and

(e)                                  all other outstanding Novartis awards, excluding Alcon Keep Whole Awards, will vest or be forfeited (including as a result of time pro-ration) in accordance with the relevant Novartis award agreements or plan rules provided that, to the extent applicable, any awards vesting pursuant to this clause 7.4 shall not be paid until the earliest time permitted under section 409A of the Code in order to avoid the imposition of any additional Taxes or penalties under section 409A of the Code.

To the extent that such treatment of Novartis Awards results in the delivery of Novartis shares to Alcon Employees on or after the date of the Distribution, Novartis shall, consistent with prior practise, issue an invoice for the delivery of such shares to the relevant Alcon Group employing entity and such entity shall (and Alcon shall procure that each such employing entity shall) reimburse Novartis for the delivery of such Novartis shares.  It is hereby acknowledged and agreed that Alcon shall satisfy the obligations of all relevant Alcon Group employing entities under this clause 7.4 by making the payments to Novartis described in Exhibit 4.

7.5                               For the avoidance of doubt, Alcon Keep Whole Awards will not be subject to accelerated vesting or pro-rata forfeiture pursuant to clause 7.4 above.

7.6                               Novartis (or a relevant member of its Group) will (using Novartis payroll systems) administer the payment of income Tax, social security obligations and equity reporting obligations in respect of all Novartis Awards which vest at the Separation Date (save where such obligations are required to be fulfilled by a different entity in accordance with Applicable Law).

7.7                               Alcon Inc. (or a relevant member of its Group) will (using Alcon Group payroll systems) administer the payment of income Tax, social security obligations and equity reporting obligations in respect of all Alcon Keep Whole Awards with a vesting date following the Separation Date (save where such obligations are required to be fulfilled by a different entity in accordance with Applicable Law), provided that Alcon Inc. (or a relevant member of its Group) shall operate a ‘sell to cover’ or ‘net settlement’ arrangement (as applicable in accordance with Novartis’s past practice and the rules of the relevant plan).

7.8                               This clause 7.8 shall only apply where Novartis is unable to administer the payment of income Tax, social security obligations and/or equity reporting obligations in respect of Novartis Awards, Option Awards, PSU Keep Whole Awards and/or RSU Keep Whole Awards.

(a)                                 Alcon Inc. (or a relevant member of its Group) will (using Alcon Group payroll systems) administer the payment of income Tax, social security obligations and equity reporting obligations in respect of Novartis Awards, Option Awards, PSU Keep Whole Awards and RSU Keep Whole Awards (as necessary) with a vesting date following the Separation Date (save where such obligations are required to be fulfilled by a different entity in accordance with Applicable Law), provided that Novartis (or a relevant member of its Group) shall operate a ‘sell to cover’ or ‘net settlement’ arrangement (as applicable in accordance with Novartis’s past practice and the rules of the relevant plan), and will provide the resulting funds to Alcon Inc. (or relevant member of its Group) to enable the Alcon Group to comply with its obligations in this regard.

(b)                                 To the extent permitted under the relevant Novartis plan rules and any Applicable Law, Novartis undertakes to sell such number of the shares underlying the Novartis Awards, the PSU Keep Whole Awards, the Option Awards and the RSU Keep Whole Awards as may be necessary for the sale proceeds to satisfy any applicable Tax withholdings and to pay such amounts to Alcon Inc. in sufficient time for Alcon Inc. or the applicable member of its Group to pay such Tax to the relevant Tax Authority within any applicable timescale, provided always that Alcon Inc. provides Novartis with any information that Novartis may reasonably request in this respect in a timely manner.

7.9                               Novartis agrees to indemnify Alcon Inc. (or a relevant member of its Group) for any Liabilities borne by the Alcon Group in connection with the Novartis Awards (except for the obligation to reimburse Novartis for the delivery of Novartis shares described in clause 7.4 above), the Option Awards, the PSU Keep Whole Awards and the RSU Keep Whole Awards, including any Tax. Alcon Inc. shall, and shall procure that the other members of its Group shall, use its Best Endeavours to ensure that the relevant member of the Alcon Group seeks any applicable Tax relief in respect of the Novartis Awards, the Option Awards, the PSU Keep Whole Awards and the RSU Keep Whole Awards and indemnifies Novartis in respect of any such Tax relief obtained, provided always that Novartis provides Alcon Inc. with any information that it may reasonably request in this respect in a timely manner.

7.10                        This clause 7.10 shall only apply to Transferred Alcon Employees whose Novartis Awards lapse or are forfeited (or will lapse or be forfeited) either in whole or in part as a result of the Separation, including as a result of time pro-ration.  As soon as practicable following the Separation Date (and, in any event, by the later of 60 days from the Separation Date and 60 days from the first date after the Separation Date when the granting of share-based awards is not prevented by dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law), Alcon Inc. (or a member of its Group) shall grant (at its own cost) each relevant Transferred Alcon Employee a share-based award over shares in the capital of Alcon substantially equal in value to the value of the portion of their Novartis Awards which lapsed or was forfeited (or will lapse or be forfeited) as a result of the Separation.  For the purposes of this calculation the value of each lapsed or forfeited Novartis Award shall be equal to the Novartis Closing Share Price and the value of each replacement Alcon award shall be equal to the Day-1 Alcon Share Price (and any replacement PSUs shall have conditions that are based on target performance levels, and subject to non-compete restrictions, that are determined by Alcon), where relevant, disregarding any loss (or expected loss) of Tax-favourable treatment (each a Compensation Award).

7.11                        Such Compensation Awards shall be granted pursuant to the rules of whichever share-based incentive plan operated by the Alcon Group at the time of grant with terms that Alcon Inc. considers are most closely aligned to the terms of the share-based incentive plan operated by the Novartis Group pursuant to which the related Novartis Award had been granted but will (i) vest according to a vesting schedule and, where applicable, pursuant to performance criteria and non-compete restrictions that are substantially similar to the vesting schedule and, where applicable, performance criteria and non-compete restrictions that would have otherwise applied to the related Novartis Award if the Separation had not occurred; and (ii) be subject to a blocking restriction equal to the blocking restriction (if any) remaining applicable to the relevant Novartis Award at the Separation Date (subject in each case to any variations for Tax-advantaged awards that the parties consider to be necessary or desirable).

CET Members

7.12                        This clause 7.12 shall apply if any member of the Novartis Group corporate executive team (or similar body) is an Alcon Employee (each a CET Member).  The treatment of share-based awards held by CET Members shall be determined by the remuneration committee of the board of directors of Novartis (acting reasonably and in good faith and following informal consultation with Alcon Inc. and taking into account the provisions of this clause 7), subject to the rules of any relevant share-based incentive scheme and any Applicable Law.

Future share-based incentives

7.13                        Alcon Inc. confirms that it shall establish and operate its own share-based incentive schemes for the benefit of some or all of the Alcon Employees and that, on the Separation Date an Alcon Employee who, immediately prior to the Separation Date, is eligible to participate in one or more Novartis share-based incentive scheme(s) shall be eligible to participate in such Alcon share-based incentive scheme(s) as are operated for Alcon Employees at the same level as that Alcon Employee participated in the applicable Novartis share-based incentive scheme(s) immediately prior to the Separation Date.  Alcon Inc. confirms that it will recognise such Alcon Employees’ lengths of service with Novartis prior to the Separation Date for the purposes of determining their eligibility for retirement under the Alcon share-based incentive scheme(s). For the avoidance of doubt, this clause 7.13 shall not require Alcon Inc. or any member of its Group to establish, operate or maintain share-based incentives schemes of any particular type or form.

8.                   CERTAIN US EMPLOYEE BENEFIT MATTERS

Flexible Spending Arrangements

8.1                               To the extent not already established or sponsored before the date of this Agreement, no later than the end of the last relevant Service Term, Alcon Inc. shall establish or sponsor, or shall procure that a member of its Group establishes or sponsors, one or more flexible benefit plans under a cafeteria plan qualifying under Section 125 of the Code for the benefit of US Alcon Employees providing for medical and dependent care flexible spending accounts (the Alcon FSAs).

8.2                               Alcon Inc. shall, or shall procure that a member of its Group shall, cause the Alcon FSAs to accept, effective as of the end of the last relevant Service Term, a spin-off of the flexible spending arrangements of each US Alcon Employee who has any such arrangements under a flexible benefit plan under a cafeteria plan qualifying under Section 125 of the Code of a member of the Novartis Group (the Novartis FSAs) from the Novartis FSAs, and to honour and continue, to the extent still applicable, the elections made by such US Alcon Employees with respect to the Novartis FSAs for such plan year.  From and after the end of the last relevant Service Term, the Alcon Group shall be solely responsible for all flexible spending arrangement claims by all individuals whose flexible spending arrangements transfer pursuant to this clause 8.2.

Workers’ Compensation

8.3                               Effective as of the Separation Date, the US Alcon Employees who are employees of the Alcon Group shall be covered under a workers’ compensation insurance policy of the Alcon Group (the Alcon Workers Compensation Policy).  In the case of any workers’ compensation claim of any US Alcon Employee in respect of his or her employment with the Alcon Group, such claim shall be reported under the Alcon Workers Compensation Policy or another workers’ compensation insurance policy of the Alcon Group if the event, injury, illness or condition giving right to such workers’ compensation claim with respect to such US Alcon Employee occurs on or after the Separation Date.

8.4                               Alcon Inc. agrees to indemnify Novartis (or the relevant member of its Group) for any Liabilities borne by the Novartis Group in connection with any workers’ compensation claims with respect to US Alcon Employees, to the extent that such claim is the responsibility of the Alcon Group pursuant to clause 8.3 above, or the failure of Alcon Inc. to meet its obligations pursuant to such clauses.

Health and Welfare Benefit Claims

8.5                               To the extent not already established or sponsored before the date of this Agreement, no later than the earlier of (x) the end of the last relevant Service Term or (y) the end of the plan year following the plan year in which the Separation occurs, Alcon Inc. shall establish or sponsor, or shall procure that a member of its Group establishes or sponsors, health and welfare benefit plans or arrangements including those that provide medical, dental, retiree welfare, death or disability benefits to US Alcon Employees (the date each such plan is established, an Alcon H&W Plan Date).  Such health and welfare benefit plans or arrangements shall be designed such that they provide benefits that are substantially comparable to those provided under the Novartis health and welfare benefit plans or arrangements in which the US Alcon Employees participate as of the Separation Date (the Novartis US H&W Plans), in compliance with clause 5.2(b). With respect to each such health and welfare benefit plan or arrangement, Alcon Inc. shall establish third part administrator and insurance arrangements reasonably necessary to administer such plan or arrangement and provide benefits thereunder.

8.6                               The US Alcon Employees shall continue to participate in each Novartis US H&W Plan following the Separation Date until the Alcon H&W Plan Date corresponding to the Alcon Benefit Plan intended to replace such Novartis US H&W Plan in accordance with clause 8.5 above, and upon such date, the US Alcon Employees will commence participation in such Alcon Benefit Plan.  This clause 8.6 shall also apply to continuation health coverage pursuant to COBRA, such that if any US Alcon Employee (and/or his or her eligible dependents) are receiving such coverage under a Novartis US H&W Plan as of the applicable Alcon H&W Plan Date, he or she (and/or his or her eligible dependents) shall instead, consistent with Applicable Law, receive such coverage under the corresponding Alcon Benefit Plan as of such date.

8.7                               In accordance with the Transitional Services Agreement, Alcon Inc. shall, or shall procure that a member of its Group, pays to Novartis or the applicable member of its Group in a timely manner all premiums related to the coverage of the US Alcon Employees (and/or their eligible dependents) under each health and welfare benefit plan or arrangement of the Novartis Group for the period beginning on the Separation Date and ending on the applicable Alcon H&W Plan Date.

8.8                               Alcon Inc. agrees to indemnify Novartis (or the relevant member of its Group) for any Liabilities borne by the Novartis Group in connection with any health and welfare coverage with respect to US Alcon Employees, to the extent such coverage is the responsibility of the Alcon Group pursuant to clause 8.6 or clause 8.7 above, or the failure of Alcon Inc. to meet its obligations pursuant to such clause.

9.                   BOOKS AND RECORDS

For the avoidance of doubt, the provisions of clause 18 of the Separation and Distribution Agreement shall apply in respect of the Alcon Transferring Books and Records and the Novartis Transferring Books and Records in respect of the Alcon Employees and Novartis Employees respectively.

10.            RESTRICTIVE COVENANTS

Non-solicitation

10.1                        Novartis will not, and undertakes to procure that each member of the Novartis Group will not, for a period of two years immediately following the Separation Date, directly or indirectly:

(a)                                 solicit or induce any Restricted Alcon Employee to become employed or engaged whether as employee, consultant or otherwise by any member of the Novartis Group; or

(b)                                 knowingly induce or encourage any Restricted Alcon Employee to no longer be employed or engaged by the Alcon Group.

10.2                        The restrictions in clause 10.1 above may be relaxed, or additional exceptions permitted by advance written approval of the Head of HR of the Alcon Group, and shall in any event not apply to the solicitation, inducement or encouragement (as applicable) by Novartis of any person:

(a)                                 who is employed or engaged in response to a general solicitation to the public or general advertising, including in periodicals, newspapers, trade publications and the Internet, not directly targeted at Restricted Alcon Employees; or

(b)                                 who is employed or engaged through an employment agency, provided that no member of the Novartis Group encourages or advises such agency to approach any Restricted Alcon Employee; or

(c)                                  who has not been employed by the Alcon Group for a period of six months or longer as at the date of solicitation, inducement or encouragement (as applicable); or

(d)                                 whose employment or engagement with the Alcon Group has been terminated by the employing entity within the Alcon Group; or

(e)                                  who is under formal notice of termination from the relevant Alcon Group employing entity.

Non-employment

10.3                        Novartis will not, and undertakes to procure that each member of the Novartis Group will not, for a period of two years immediately following the Separation Date employ or engage any Restricted Alcon Employee whether as employee, consultant or otherwise.

10.4                        The restrictions in clause 10.3 above may be relaxed, or additional exceptions allowed by written approval of the Head of HR of the Alcon Group, and shall in any event not apply to the employment or engagement (as applicable) of any person:

(a)                                 who has not been employed by the Alcon Group for a period of six months or longer as at the date of employment or engagement (as applicable); or

(b)                                 whose employment or engagement with the Alcon Group has been terminated by the employing entity within the Alcon Group; or

(c)                                  who is under formal notice of termination from the relevant Alcon Group employing entity.

Reasonableness of Restrictions

10.5                        The parties acknowledge that each undertaking contained in this clause 10:

(a)                                 is given to Alcon Inc. and each member of the Alcon Group;

(b)                                 shall be construed as a separate undertaking and if one or more of the undertakings is held to be against the public interest or unlawful or in any way an unreasonable restraint of trade, the remaining undertakings shall continue to bind Novartis; and

(c)                                  is an entirely independent restriction and is no greater than is reasonably necessary to protect the interests of the Alcon Group. If any such restriction shall be held void or unenforceable but would be valid if deleted in part or reduced in its application, then that restriction shall apply with such modifications as may be necessary to make it valid and effective.

PART B: LONG-TERM EMPLOYEE BENEFITS

11.            STAND-ALONE EB ARRANGEMENTS

11.1                        Subject to the exceptions provided for in clause 15 below, to the extent not already completed before the date of this Agreement, Novartis and Alcon Inc. shall, subject to Applicable Law, each take any action necessary and use their Best Endeavours to obtain any third party consents necessary, in order to ensure that Alcon Inc., or the relevant member of its Group, assumes sponsorship of and responsibility for all of the Past Service Benefits in respect of all of the active (including any “active frozen” members), deferred and retiree members under or in connection with each Stand-Alone EB Arrangement (including, without limitation, the plans and arrangements set forth on Schedule 2, Part A) with effect from the Separation Date.

11.2                        With respect to each Stand-Alone EB Arrangement that is Funded, on or prior to the end of the last relevant Service Term, Alcon Inc. shall, subject to Applicable Law, take any action necessary for Alcon Inc., or the relevant member of its Group, to establish such trusts or other funding vehicles as are required to be maintained with respect thereto (each, a Stand-Alone Trust”).  Novartis shall cooperate with Alcon Inc. as is necessary for Alcon Inc. to carry out its obligations pursuant to this clause 11.2.

11.3                        As soon as practicable following the establishment of each Stand-Alone Trust, Novartis, or the relevant member of its Group, shall direct that the assets allocated to the Past Service Benefits relating to the applicable Stand-Alone EB Arrangement shall be transferred to such Stand-Alone Trust.  Such transfer shall be implemented in a manner consistent with clauses 12.6 through 12.11, mutatis mutandis.

12.            RETAINED NOVARTIS EB ARRANGEMENTS

12.1                        Except where a specific Retained Novartis EB Arrangement is referred to, clauses 12.2 to 12.13 below shall apply in relation to each Retained Novartis EB Arrangement (including, without limitation, the plans and arrangements set forth on Schedule 2, Part B).

12.2                        To the extent not already established or sponsored before the date of this Agreement, Alcon Inc. shall establish or sponsor, or procure that a member of its Group establishes or sponsors, such Alcon EB Arrangements (including related trusts or other funding vehicles) as are required pursuant to this clause 12 to accept a transfer of Past Service Benefits, and of any underlying plan assets in accordance with clauses 12.6 through 12.11, in respect of the Transferring Members with effect on and from the Separation Date.

12.3                        Subject to the exceptions provided for in clause 15 below, Novartis and Alcon Inc. shall each use their Best Endeavours to ensure that, to the extent not already completed before the date of this Agreement, with effect from the Separation Date:

(a)                                 the Past Service Benefits for or in respect of any Transferring Member shall be transferred to an appropriate Alcon EB Arrangement; and

(b)                                 Novartis shall determine whether the Past Service Benefits for or in respect of any such Transferring Member are to be transferred by consent or on a without consent “bulk transfer” basis and Novartis and Alcon Inc. shall use their Best Endeavours to ensure that the transfer can be effected in accordance with Applicable Law on the basis chosen by Novartis.

12.4                        Notwithstanding anything in this Agreement to the contrary, the Alcon EB Arrangements (including related trusts or other funding vehicles) required to accept a transfer of Past Service Benefits in accordance with this clause 12 from each of the Pension Plan for Salaried Employees of Novartis Corporation (the Novartis Pension Plan) and the Alcon Retirement Plan (together with the Novartis Pension Plan, the US Pension Plans) shall be established no later than the end of the last relevant Service Term and the transfer of Past Service Benefits in respect of the US Pension Plans shall occur on the date the applicable Alcon EB Arrangement is established (each such date, a US Pension Plan Date).

12.5                        In the event that Novartis or a member of its Group makes a contribution to a US Pension Plan (or its related trust or other funding vehicle) following the Separation Date but prior to the date the asset transfer contemplated by this Agreement with respect to such US Pension Plan occurs, Alcon Inc. shall, or shall procure that a member of its Group shall, at Novartis’ election, either (a) make a contribution to such US Pension Plan (or its related trust or other funding vehicle) in respect of the US Alcon Employees who have accrued Past Service Benefits under such US Pension Plan, with such contribution to be calculated by the applicable Plan Actuary, or (b) reimburse Novartis or the applicable member of its Group for a portion of such contribution that relates to the US Alcon Employees who have accrued Past Service Benefits under such US Pension Plan, as calculated by the Plan Actuary.

12.6                        Subject to clause 12.8 and to the exceptions provided for in clause 15 below, and to the extent not already transferred before the date of this Agreement, Novartis shall determine whether and to what extent any underlying plan assets in respect of any transferred Past Service Benefits of the Transferring Members (the amount of such assets in respect of each such transfer being the Relevant Transfer Amount in respect of such transfer) shall be transferred from the Retained Novartis EB Arrangement to the receiving Alcon EB Arrangement on or following the Separation Date.

12.7                        Subject to clause 12.8, to the extent not already valued prior to the date of this Agreement, the value of Past Service Benefits for the purposes of calculating each Relevant Transfer Amount shall be the actuarial value of such Past Service Benefits at the later of (a) the Separation Date and (b) the date the relevant receiving Alcon EB Arrangement is established (the Transfer Amount Valuation Date), as calculated by the Plan Actuary in accordance with the applicable local statutory funding basis, regardless of whether such Past Service Benefits are fully funded on that basis at the relevant time.

12.8                        If Applicable Law requires that a particular amount of assets be transferred in respect of the transferred Past Service Benefits, such amount shall be the Relevant Transfer Amount in respect of those Past Service Benefits, and shall accordingly be transferred from the Retained Novartis EB Arrangement to the receiving Alcon EB Arrangement on or following the Separation Date in accordance with this Agreement.

12.9                        To the extent not already paid prior to the date of this Agreement, Novartis and the Alcon Group shall use their Best Endeavours to procure that each Relevant Transfer Amount is paid in accordance with this clause 12 in cash and/or such form of assets held in the Retained Novartis EB Arrangement as is selected by the Plan Actuary, acting reasonably, as a representative selection of the asset portfolio held by the relevant Retained Novartis EB Arrangement.  Novartis and the Alcon Group shall use their Best Endeavours to agree the due date for each payment of the Relevant Transfer Amount.

12.10                 In the event that a Relevant Transfer Amount is not transferred on the Transfer Amount Valuation Date, then, to the extent permitted by Applicable Law, Novartis shall be permitted to equitably adjust such Relevant Transfer Amount in order to reflect any applicable changes (including the payment of benefits and the contribution of assets)

occurring during the period beginning on the Transfer Amount Valuation Date and ending on the date such Relevant Transfer Amount is transferred, as well as expenses incurred by Novartis and the members of its Group during such period, so that neither party is advantaged nor disadvantaged by such transfer occurring after the Transfer Amount Valuation Date.

12.11                 No transfer of assets shall be made under clause 12.9 above in respect of the Past Service Benefits of any Transferring Member to the extent that:

(a)                                 Applicable Law does not permit such transfer; or

(b)                                 the Alcon Group or relevant Alcon EB Arrangement does not assume responsibility for such Past Service Benefits (despite the Alcon Group having used its Best Endeavours to procure that the relevant Alcon EB Arrangement does so).

12.12                 Subject to Applicable Law and to clause 12.13, Alcon Inc. shall provide (or shall procure that a member of its Group provides) Long-Term Employee Benefits for and in respect of each Transferring Member in respect of service before the Transfer Amount Valuation Date which in the opinion of the relevant actuary as at the Transfer Amount Valuation Date are substantially equivalent in value to the Long-Term Employee Benefits which would have been provided under the relevant Retained Novartis EB Arrangement for and in respect of such Transferring Member if he or she had remained a member of such Retained Novartis EB Arrangement following the Transfer Amount Valuation Date, provided that the “relevant actuary” for these purposes shall be:

(a)                                 in the case of a Retained Novartis EB Arrangement which is Funded, the Plan Actuary; or

(b)                                 in the case of a Retained Novartis EB Arrangement which is Unfunded, the Novartis Actuary.

12.13                 In relation to any Retained Novartis EB Arrangement which is Funded, Alcon Inc.’s obligation to provide (or procure that a member of its Group provides) Long-Term Employee Benefits under clause 12.12 above shall be subject to the receipt of the Relevant Transfer Amount in respect of such Retained Novartis EB Arrangement by the appropriate Alcon EB Arrangement.

13.            TRANSITIONAL PERIODS AND TRANSITIONAL SERVICES

13.1                        To the extent not already completed before the date of this Agreement, if so requested by Alcon Inc. and agreed by Novartis in respect of any Transferring Member who is at the Separation Date a member of a Retained Novartis EB Arrangement, Novartis shall use its Best Endeavours to ensure that such Transferring Member shall be permitted to continue as a member of the relevant Retained Novartis EB Arrangement for a transitional period following the Separation Date (each such Transferring Member being a Transitional Member and such period being the Transitional Period for such Transitional Member), on such terms as Novartis and Alcon Inc. may agree, in order to allow Alcon Inc. to make suitable alternative arrangements.  To the extent not already agreed before the date of this Agreement, Alcon Inc. and Novartis shall use their Best Endeavours to agree the terms of participation during any Transitional Period as soon as reasonably practicable following the date of this Agreement.

13.2                        Where a Transitional Period is agreed in respect of any Transitional Member, all references in clauses 12, 15 and 16 to the “Separation Date” shall be treated as references to the end of the Transitional Period applicable to such Transitional Member.

13.3                        Where Novartis agrees to provide (or to procure that a member of its Group provides) employee benefits administration services to any member of the Alcon Group for a transitional period following the Separation Date in respect of any Employee Benefit Arrangement, unless otherwise agreed in writing between the parties, Alcon Inc. shall not (and shall procure that no member of its Group shall) make any amendments to the rules or discretionary practices governing such Employee Benefit Arrangement during the transitional period applicable to such Employee Benefit Arrangement.

13.4                        Without limiting the generality of this clause 13, the US Alcon Employees who, immediately prior to the Separation Date, were accruing benefits under a US Pension Plan, shall continue to accrue benefits under such plan during the period beginning on the Separation Date and ending on the applicable US Pension Plan Date for so long as they remain employed by Alcon Inc. or a member of its Group (Post-Separation Date Benefit Accruals) and any such Post-Separation Date Benefit Accruals shall be deemed Past Service Benefits for purposes of this Agreement, and shall transfer to the applicable Alcon EB Arrangement in accordance with clause 12.4 above. Until the date that Past Service Benefits and assets related to each US Pension Plan are transferred to the applicable Alcon EB Arrangement and its related trust or other funding vehicle, the Novartis Pension Plan shall recognize the applicable Post-Separation Date Benefit Accruals.

14.            ALLOCATION OF EMPLOYEE BENEFIT LIABILITIES

14.1                        Alcon Inc. shall with effect on and from the Separation Date or the applicable US Pension Plan Date, as applicable, indemnify Novartis and each member of its Group against any Employee Benefit Liabilities which arise:

(a)                                 under or in connection with any Stand-Alone EB Arrangement (except to the extent that Novartis or a member of its Group expressly assumes responsibility for such Employee Benefit Liabilities pursuant to clause 15 below); or

(b)                                 under or in connection with any Retained Novartis EB Arrangement to the extent that such Employee Benefit Liabilities relate to any Transferring Member.

14.2                        For the avoidance of doubt, where Alcon Inc. has an obligation to indemnify Novartis under clause 14.1, that obligation shall apply:

(a)                                 in respect of active, deferred and pensioner members of the relevant Employee Benefit Arrangement; and

(b)                                 in respect of service before, on and after the Separation Date.

15.            PLAN-SPECIFIC EXCEPTIONS

15.1                        The following exceptions shall apply to the provisions of clauses 11 to 14 above.

Switzerland — Pension Fund 1

15.2                        In relation to the “Pension Fund 1” of the Novartis Group established in Switzerland,  Novartis shall, or shall procure that the relevant member of its Group shall, retain responsibility for all Liabilities (and underlying plan assets) in respect of Past Service Benefits to or in respect of any person who is a pensioner member as at the Separation Date under the Novartis Group’s “Pension Fund 1” in Switzerland.

Switzerland — Alcon Umbrella Plan (URP)

15.3                        In relation to the URP, it is hereby agreed that: (i) the Liabilities (including in respect of Past Service Benefits) of the Inactive Alcon Members, who accrued benefits in the URP, will transfer to Alcon Inc. with effect on and from the Separation Date; (ii) Alcon Inc. will be liable for all payments to such Inactive Alcon Members arising in respect of their participation in the URP; and (iii) Alcon Inc. will pay out the benefits for any such member satisfying the eligibility criteria. For the avoidance of doubt, Novartis shall not be liable for any payments due to such Inactive Alcon Members arising in respect of their participation in the URP.

United Kingdom — Novartis UK Pension Scheme

15.4                        The parties acknowledge and agree that the Alcon UK Pension Scheme shall be treated as a Stand Alone EB Arrangement for the purposes of clause 11 of Part B (Long Term Employee Benefits) of this Agreement such that Alcon Inc., or the relevant member of its Group, shall assume sponsorship of and responsibility for all of the Past Service Benefits in respect of all the active (frozen), deferred and retiree members under or in connection with the Alcon UK Pension Scheme with effect from the Separation Date.

15.5                        In relation to the Novartis UK Pension Scheme:

(a)                                 Novartis shall, or shall procure that the relevant member of its Group shall, retain responsibility for all Liabilities (and underlying plan assets) in respect of Past Service Benefits to or in respect of the active (frozen), deferred and retiree members of the Novartis UK Pension Scheme in respect of service with any member of the Alcon Group before the Separation Date. For the avoidance of doubt, Novartis shall, or shall procure that the relevant member of its Group shall, retain responsibility for the Past Service Benefits to or in respect of the former Cibavision associates who are members of the Novartis UK Pension Scheme as at the Separation Date; and

(b)                                 Novartis undertakes to Alcon Inc. to pay, or procure payment, on demand to Alcon Inc. a sum equal to each and any Liability and expense incurred, sustained or paid by Alcon Inc. or any member of the Alcon Group (including any costs and expenses sustained or paid as a result of defending or settling a claim) after the Separation Date arising pursuant to section 75 of the UK Pensions Act 1995, as amended, and the regulations made thereunder, in respect of Alcon Eye Care UK Limited’s, or any other member of the Alcon Group’s, cessation of participation in the Novartis UK Pension Scheme.

Belgium and the Netherlands — Alcon Belgium Pension Fund

15.6                        In relation to the Alcon Belgium Pension Fund (as defined in Schedule 1), Past Service Benefits (and underlying plan assets) for in respect of the following shall be transferred to Alcon Inc. or a member of its Group pursuant to clause 12 with effect from the Separation Date:

(a)                                 all Alcon Employees whose employment transfers from Alcon-Couvreur to Alcon Laboratories Belgium BVBA on or prior to the Separation Date;

(b)                                 all active, deferred and pensioner members as at the Separation Date of the ring-fenced section of the Alcon Belgium Pension Fund which relates to employees and former employees of Alcon NV; and

(c)                                  all active, deferred and pensioner members as at the Separation Date of the ring-fenced section of the Alcon Belgium Pension Fund which relates to employees and former employees of Alcon B.V.

15.7                        With effect from the Separation Date, Novartis shall (or shall procure that the relevant member of its Group shall) retain responsibility for Liabilities (and underlying plan assets) in respect of all Past Service Benefits under the Alcon Belgium Pension Fund other than those Past Service Benefits referred to in clause 15.6.

Japan — Defined Benefit Corporate Pension Plan

15.8                        In relation to the Defined Benefit Corporate Pension Plan of the Novartis Group established in Japan (the DBCPP), Novartis shall (or shall procure that the relevant member of its Group shall) retain responsibility for all Liabilities (and underlying plan assets) in respect of Past Service Benefits of Inactive Alcon Members (if applicable) to or in respect of any person who is not an active member of the DBCPP as at the Separation Date.

United States of America — ESCP, ESCP II, ASERP, GRP, Rabbi Trust, VEBA Trust and the Deferred Compensation Plans

15.9                        In relation to the Executive Salary Continuation Plan of the Novartis Group (the ESCP), the Executive Salary Continuation Plan II of the Novartis Group (the ESCP II), the Alcon Supplemental Executive Retirement Plan of the Alcon Group (the ASERP) and the Alcon Executive Retirement Plans Grantor Trust of the Alcon Group (the Rabbi Trust), to the extent not already assumed before the date of this Agreement, Novartis shall, or shall procure that the relevant member of its Group shall, assume sponsorship of the ESCP, the ESCP II, the ASERP and the Rabbi Trust and all assets and Liabilities (including in respect of Past Service Benefits) arising out of or relating to the ESCP, the ESCP II, the ASERP and the Rabbi Trust. For the avoidance of doubt, Novartis shall not assume any Liabilities in respect of the future salary increases of the US Alcon Employees.

15.10                 In relation to the Alcon Global Retirement Policy (GRP), it is hereby agreed that all Liabilities under the GRP shall be retained by Alcon Inc. or a member of its Group. Alcon Inc. will provide a lump-sum pay-out in respect of Novartis Employees with an accrued GRP benefit who have at least 7 years of combined service with the Alcon Group and the Novartis Group at the Separation Date, excluding those Novartis Employees who have already received a payment of their accrued benefit and Novartis Employees whose principal place of employment is in Argentina (in which case, separate rules based on local regulations will apply). For the avoidance of doubt, Novartis shall not be liable for any payments due to Alcon Employees or Novartis Employees, arising in respect of their participation in the GRP. Novartis and the members of its Group shall use their commercially reasonable efforts to serve as paying agents on behalf of Alcon Inc. and the members of its Group in connection with the payments to be made to Novartis Employees in respect of the GRP in accordance with the foregoing.

15.11                 Consistent with clause 8.8 above, in relation to the Novartis Corporation Post Employment Welfare Benefits Plan (the Novartis Retiree Welfare Plan), all Liabilities (including in respect of Past Service Benefits) with respect to US Alcon Employees will transfer to a retiree welfare benefit plan established or sponsored by a member of the Alcon Group as of the applicable Alcon H&W Plan Date and all assets with respect to US Alcon Employees held in a trust or other funding mechanism established in accordance with Section 401(h) of the Code to cover expenses incurred under the Novartis Retiree Welfare Plan will transfer to a trust or other funding mechanism established by Alcon Inc. or a member of its Group in accordance with Section 401(h) of the Code as of the applicable Alcon H&W Plan

Date.  Beginning on the Separation Date and ending on the applicable Alcon H&W Plan Date, with respect to the Novartis Retiree Welfare Plan, Alcon Inc. shall, or shall procure that the relevant member of its Group shall reimburse Novartis or the applicable member of its Group for any claims incurred by US Alcon Employees under the Novartis Retiree Welfare Plan to the extent that such claims are paid in respect of such period.

15.12                 In the event a US Alcon Employee ceases participation in a deferred compensation plan established or sponsored by the Novartis Group, other than by means of a termination of employment, and has irrevocable deferral elections in effect at the time such participation ceases, then, Alcon Inc. shall establish or sponsor, or procure that a member of its Group establishes or sponsors, a deferred compensation plan, which shall honour and continue such irrevocable deferral elections.  In the event a US Alcon Employee continues participating in a deferred compensation plan established or sponsored by the Novartis Group from and after the Separation Date, Novartis and Alcon Inc. shall cooperate to ensure, to the extent practicable, that such employee’s irrevocable deferral elections shall, to the extent necessary to avoid any additional taxation or penalty under Section 409A of the Code, continue to be honoured for so long as such participation continues.

15.13                 In the event that any Novartis Award held by a US Alcon Employee that is subject to an irrevocable deferred compensation election vests following the Separation Date, Novartis or its designee shall pay to Alcon Inc. or the applicable member of its Group in a timely manner an amount in cash equal to the aggregate fair market value of the Novartis Shares, net of applicable taxes, underlying such Novartis Award (after taking into account the achievement of any applicable performance criteria), measured as of the applicable vesting date, provided that such payment shall be conditioned on Novartis’ receipt of written notice that such US Alcon Employee’s applicable deferred compensation plan account has been appropriately credited in respect of such vested Novartis Award.

Spain — Alcon Spanish Pension Plan

15.14                 In relation to the defined benefit pension plan sponsored by Alcon Cusi S.A. (the Alcon Spanish Plan), Past Service Benefits (and underlying plan assets) in respect of active members of the Spanish Plan whose employment transfers to Alcon Healthcare, SAU on or prior to the Separation Date shall be transferred to Alcon Inc. or a member of its Group pursuant to clause 12 with effect from the Separation Date.

15.15                 With effect from the Separation Date, Novartis shall (or shall procure that the relevant member of its Group shall) retain responsibility for Liabilities (and underlying plan assets) in respect of all Past Service Benefits under the Alcon Spanish Plan other than those referred to in clause 15.14.

Mexico — Alcon Mexico Pension Plan

15.16                 In relation to the defined benefit pension plan in Mexico (the Alcon Mexican Plan), Past Service Benefits (and underlying plan assets) in respect of active members of the Mexican Plan whose employment transfers to Alcon Laboratorios S.A. de C.V. on or prior to the Separation Date shall be transferred to Alcon Inc. or a member of its Group pursuant to clause 12 with effect from the Separation Date.

15.17                 With effect from the Separation Date, Novartis shall (or shall procure that the relevant member of its Group shall) retain responsibility for Liabilities (and underlying plan assets) in respect of all Past Service Benefits under the Alcon Mexican Plan other than those referred to in clause 15.16.

16.            DEFINED CONTRIBUTION BENEFITS

16.1                        Novartis and Alcon Inc. agree that where any Alcon Employee or any employee of an Alcon Transferring Entity has accrued defined contribution benefits prior to the Separation Date in a Retained Novartis EB Arrangement:

(a)                                 Novartis shall, or shall procure that the relevant member of its Group shall, use reasonable efforts to procure the vesting of those benefits (if they would otherwise lapse as a result of the Separation); and

(b)                                 subject to clauses 16.2 to 16.4 below and clause 15.9 above, Novartis and Alcon Inc. shall cooperate in good faith to procure a transfer of the account balances of such person from that Retained Novartis EB Arrangement to an Alcon EB Arrangement.

United States of America — Defined Contribution Plan

16.2                        To the extent not already established or sponsored before the date of this Agreement, no later than 1 January 2020, Alcon Inc. shall establish or sponsor, or procure that a member of its Group establishes or sponsors a defined contribution plan that includes a qualified cash or deferred arrangement (within the meaning of section 401(k) of the Code) (the Alcon 401(k) Plan) providing benefits to US Alcon Employees participating in any qualified cash or deferred arrangement (within the meaning of section 401(k) of the Code) sponsored by any member of the Novartis Group (collectively, the Novartis 401(k) Plans).

16.3                        As soon as practicable following the establishment of the Alcon 401(k) Plan, Novartis shall, or shall procure that the relevant member of its Group shall cause to be transferred from the Novartis 401(k) Plans to the Alcon 401(k) Plan the assets and Liabilities relating to the account balances of the US Alcon Employees (whether vested or unvested) in accordance with the applicable requirements of all Applicable Laws, including the Code.  From and after the time that such transfer is complete, the relevant member of the Alcon Group shall administer the accounts of US Alcon Employees in the Alcon 401(k) Plan in accordance with all Applicable Laws, including the Code.  Except as otherwise provided for in this clause 16.3, such transfer of assets shall consist of cash, cash equivalents or participant loan receivables equal to all the accrued benefit Liabilities relating to all account balances referred to in the first sentence of this clause 16.3, including such Liabilities for the beneficiaries of the US Alcon Employees and including such accrued benefit Liabilities arising under any applicable qualified domestic relations order.  The relevant member of the Alcon Group shall direct the trustee of the Alcon 401(k) Plan to accept such transfers of assets and Liabilities from the Novartis 401(k) Plans.  No later than 30 days prior to the date of the transfer of assets and Liabilities pursuant to this clause 16.3, Novartis shall, to the extent necessary and with the cooperation of Alcon Inc. as necessary, file Internal Revenue Service Form 5310-A regarding such transfer of assets and Liabilities from the Novartis 401(k) Plans to the Alcon 401(k) Plan, as described in this clause 16.3.  Following the foregoing transfer, the Alcon Group and/or the Alcon 401(k) Plan shall assume all Liabilities of the Novartis Group under the Novartis 401(k) Plans with respect to all participants in the Novartis 401(k) Plans whose balances were transferred to the Alcon 401(k) Plan and their beneficiaries pursuant to such transfer, and the Novartis Group and the Novartis 401(k) Plans shall have no Liabilities to provide such participants and their beneficiaries with benefits under the Novartis 401(k) Plan following such transfer.  With respect to company contributions to the Novartis 401(k) Plans in respect of US Alcon Employees, the entity employing a US Alcon Employee at the time such contributions are incurred shall be responsible for such contributions in respect of such individual.  Novartis and Alcon Inc. shall use reasonable efforts to minimize the duration of any “blackout period” imposed in connection with each transfer of account balances from the Novartis 401(k) Plan to the Alcon 401(k) Plan.  Alcon Inc. will cooperate with Novartis in effecting a transition of all outstanding loans of US Alcon Employees under the Novartis 401(k) Plan in a manner designed to prevent a deemed distribution.

16.4                        To the extent not already established or sponsored before the date of this Agreement, on or prior to 1 January 2020, Alcon Inc. shall establish or sponsor, or procure that a member of its Group establishes or sponsors a defined contribution plan that includes a qualified cash or deferred arrangement (within the meaning of section 401(k) of the Code) that is intended to be qualified pursuant to the Puerto Rico Internal Revenue Code of 2011, as amended (the PR Code, and such qualified cash or deferred arrangement, the Alcon PR Savings Plan) providing benefits to US Alcon Employees participating in the qualified cash or deferred arrangement (within the meaning of section 401(k) of the Code) that is intended to be qualified pursuant to the PR Code and sponsored by any member of the Novartis Group (such qualified cash or deferred arrangement, the Novartis PR Savings Plan).  As soon as practicable after the establishment of the Alcon PR Savings Plan, Novartis shall, or shall procure that the relevant member of its Group shall cause to be transferred from the Novartis PR Savings Plan to the Alcon PR Savings Plan the assets and Liabilities relating to the account balances of the US Alcon Employees (whether vested or unvested) in accordance with the applicable requirements of all Applicable Laws, including the PR Code.  Such transfer of assets from the Novartis PR Savings Plan to the Alcon PR Savings Plan shall be implemented in a manner consistent with requirements applicable to the transfer of assets from the Novartis 401(k) Plan to the Alcon 401(k) Plan and described in clause 16.3 above.  Following the foregoing transfer, the Alcon Group and/or the Alcon PR Savings Plan shall assume all Liabilities of the Novartis Group under the Novartis PR Savings Plan with respect to all participants in the Novartis PR Savings Plan whose balances were transferred to the Alcon PR Savings Plan and their beneficiaries pursuant to such transfer, and the Novartis Group and the Novartis PR Savings Plan shall have no Liabilities to provide such participants and their beneficiaries with benefits under the Novartis PR Savings Plan following such transfer.  With respect to company contributions to the Novartis PR Savings Plan in respect of Alcon Employees, the entity employing an Alcon Employee at the time such contributions are incurred shall be responsible for such contributions in respect of such individual.

16.5                        Alcon Inc. agrees to indemnify Novartis (or the relevant member of its Group) for any Liabilities borne by the Novartis Group in connection with the transfer of account balances described in clauses 16.3 and 16.4 above.

17.            GENERAL

17.1                        The provisions of clauses 27 (Further Assurances) to 42 (Dispute Resolution) (inclusive) in the Separation and Distribution Agreement shall apply to this Agreement as if references in those clauses to the “Agreement” were references to this Employee Matters Agreement.

17.2                        This Agreement shall apply to the extent the actions and steps contemplated therein have not already been completed by the parties prior to the Separation Date. For the avoidance of doubt, no actions or steps should be required to be undertaken again if they have already successfully been completed. In such cases, the relevant provisions of this Agreement shall have the effect of memorialising the parties’ steps and actions prior to the Separation Date.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1.                                      Definitions. In this Agreement, all capitalised terms used but not defined shall have the meanings given to them in the Separation and Distribution Agreement unless otherwise required by the context.

2.                                      The following words and expressions shall have the following meanings:

Agreement or Employee Matters Agreement means this employee matters agreement;

Alcon Belgium Pension Fund means the defined benefit pension plan of the Alcon Group established in Belgium, in which certain Alcon Employees employed in the Netherlands also participate;

Alcon EB Arrangement means any Employee Benefit Arrangement established or sponsored by Alcon Inc. or any member of its Group;

Alcon Keep Whole Ratio means an amount equal to the Per Share Dividend Value divided by the Day-1 Alcon Share Price;

Best Endeavours to achieve a result means the taking of all steps in the obligated Party’s power which are capable of producing the desired result and which a prudent, determined and reasonable obligee, acting in his own interests and desiring to achieve that result, would take, so long as the result is legally obtainable. The use of “Best Endeavours” may require the obligated Party to incur significant expenditure or loss and to sacrifice its own commercial interest but not to the point of ruin or bankruptcy. A requirement to use “Best Endeavours” in this Agreement is intended to impose a higher standard than a requirement to use “Commercially Reasonable Efforts”;

COBRA means the US Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any applicable similar state or local laws;

Code means the US Internal Revenue Code of 1986, as amended;

Commercially Reasonable Efforts to achieve a result means the taking of such steps in the power of the obligated Party which a determined and reasonable person desirous of achieving the result would take, mindful of the chances of achieving the desired result, taking account of all relevant commercial considerations and without any requirement to sacrifice its own commercial interest. Without limitation, the use of Commercially Reasonable Efforts may include making available employees, making payments and/or bringing a legal claim;

Day-1 Alcon Share Price means the Day-1 Alcon Valuation divided by the number of Alcon shares to be distributed to holders of Novartis shares on the date of the Distribution;

Day-1 Alcon Valuation means the value of Alcon (in CHF) as at the date immediately prior to the date of the Distribution, as determined by Novartis;

Employee Benefit Arrangement means any plan, scheme, arrangement or agreement under which any Long-Term Employee Benefits are provided;

Employee Benefit Liabilities means any Liabilities and/or obligations in respect of any Employee Benefit Arrangement;

ERISA means the Employee Retirement Income Security Act of 1974, as amended;

Employees means any current or former employee of Novartis, Alcon Inc. or any of their respective Affiliates;

Funded in relation to any Retained Novartis EB Arrangement or Stand-Alone EB Arrangement, as applicable, means that assets are accumulated under or in respect of that arrangement before the corresponding benefits start being paid.  For the purposes of this definition, assets shall mean assets which are separate from those of the employer and shall exclude any accounting or internal balance sheet provision;

Inactive Alcon Member means:

(a)                                 former employees of the Novartis Group who previously worked wholly or substantially in the Alcon Business, whether or not immediately prior to the Separation Date, including any employee who identified as a Long-Term Assignee. For these purposes, ‘wholly or substantially’ means that such employees spent 70 per cent. or more of their time working in the Alcon Business; and

(b)                                 any other former employees of the Novartis Group that the parties have agreed in writing shall be Inactive Alcon Members;

Long-Term Assignee means an employee who is on a cross divisional long-term international assignment or project, for a period of one to five years, to a business other than that which he or she is engaged by his or her ‘home’ employer to work in and shall exclude any Short-Term Assignee;

Long-Term Employee Benefits means any employee benefits which constitute “post-employment benefits” or “other long-term benefits” under IAS 19;

Novartis Actuary means an actuary or firm of actuaries nominated by Novartis for the purposes of this Agreement;

Novartis Closing Share Price means the reported closing price for Novartis shares (in CHF) on the SIX Swiss Exchange as at the end of trading on that exchange on the last trading day before the date of the Distribution;

Novartis Keep Whole Ratio means an amount equal to the Per Share Dividend Value divided by the Revised Novartis Share Price;

Past Service Benefits means all Long-Term Employee Benefits which are actually, prospectively or contingently payable under an Employee Benefit Arrangement to or in respect of any person in respect of service with any member of the Novartis Group or the Alcon Group before the Separation Date;

Per Share Dividend Value means an amount equal to the Day-1 Alcon Share Price divided by five (5);

Plan Actuary means, in respect of any Stand-Alone EB Arrangement or Retained Novartis EB Arrangement, the actuary or firm of actuaries appointed to provide actuarial advice in respect of such Stand-Alone EB Arrangement or Retained Novartis EB Arrangement;

Restricted Alcon Employee means Current Alcon Employees, including but not limited to Transferred Alcon Employees (but excluding Former Alcon Employees), in GJFA 4 and above;

Retained Novartis EB Arrangement means an Employee Benefit Arrangement of the Novartis Group under which, as at the Separation Date, Long-Term Employee Benefits are provided both:

(a)                                 to Alcon Employees; and

(b)                                 to employees or former employees of any member of the Novartis Group other than Alcon Employees;

Revised Novartis Share Price means an amount equal to the Novartis Closing Share Price minus the Per Share Dividend Value;

Separation and Distribution Agreement means the separation and distribution agreement entered into between the parties on or around the date of this Agreement;

Service Term has the meaning given in the Transitional Services Agreement;

Short-Term Assignee means an employee who is on a cross-divisional international short-term assignment or project, for a period of four to twelve months, to a business other than which he or she is engaged by his/her ‘home’ employer to work in;

Stand-Alone EB Arrangement means each Employee Benefit Arrangement which is maintained or sponsored by an Alcon Transferring Entity as at the Separation Date;

Tax has the meaning given in the Tax Matters Agreement;

Transfer Date means the date on which the applicable Alcon Employee’s employment was transferred (by any means) from the Novartis Group to the Alcon Group prior to and in contemplation of the Separation;

Transferred Employee means a Transferred Alcon Employee and/or a Transferred Novartis Employees as applicable;

Transferred Alcon Employee means a Current Alcon Employee or Former Alcon Employee whose employment was transferred (by any means) from the Novartis Group to the Alcon Group prior to the date of this Agreement in contemplation of the Separation;

Transferred Novartis Employee means a Current Novartis Employee or Former Novartis Employee whose employment was transferred (by any means) from the Alcon Group to the Novartis Group prior to the date of this Agreement in contemplation of the Separation;

Transferring Member means any person who:

(a)                                 is an Alcon Employee; and

(b)                                 has accrued Past Service Benefits under a Retained Novartis EB Arrangement other than Past Service Benefits for which responsibility is to be assumed or retained by Novartis or a member of the Novartis Group pursuant to clause 15 above;

Unfunded means in relation to any Employee Benefit Arrangement which is a defined benefit plan (as defined in IAS 19), an arrangement which is not funded;

US Alcon Employee means an Alcon Employee whose principal place of employment is in the United States of America;

US Inactive Alcon Member means an Inactive Alcon Member whose principal place of employment is in the United States of America; and

US Transferred Alcon Employee means a Transferred Alcon Employee whose principal place of employment is in the United States of America.

3.                                      Interpretation. In this Agreement, unless the context otherwise requires:

(a)                                 references to a Person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)                                 headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(c)                                  references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(d)                                 references to sterling or pounds sterling or £ are references to the lawful currency from time to time of England;

(e)                                  references to dollars or $ are references to the lawful currency from time to time of the United States of America; and

(f)                                   any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

4.                                      Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (i) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (ii) any enactment which that enactment re-enacts (with or without modification); and (iii) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (i) or (ii) above, except to the extent that any of the matters referred to in (i) to (iii) occurs after the date of this Agreement and increases or alters the Liability of Novartis or Alcon Inc. (or any Person on whose behalf it is acting as agent pursuant to this Agreement) under this Agreement.

5.                                      Schedules and Exhibits. The Schedules and Exhibits comprise schedules and exhibits to this Agreement and form part of this Agreement.

6.                                      Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule and the definitions set out in any Clause or any other Schedule, then, for the purposes of construing such Clause or Schedule, the definitions set out in such Clause or Schedule shall prevail.

SCHEDULE 2

CERTAIN EMPLOYEE BENEFIT ARRANGEMENTS

Part A:  Stand-Alone EB Arrangements

1.                                      Alcon Laboratories, Inc. Deferred Compensation Plan

2.                                      Alcon Laboratories, Inc. Restoration Plan

3.                                      Alcon Laboratories, Inc. Grandfathered Supplemental Executive Plan

4.                                      Alcon Excess 401(k) Plan

5.                                      Alcon Deferred Compensation Plan

6.                                      Alcon Laboratories, Inc. Global Retirement Policy

7.                                      Alcon Pharmaceuticals, Ltd. International Umbrella Retirement Plan

Part B:  Retained Novartis EB Arrangements

1.                                      Pension Plan for Salaried Employees of Novartis Corporation

2.                                      Novartis Corporation Investment Savings Plan

3.                                      Alcon Retirement Plan

4.                                      Novartis Corporation Retirement Savings Plan for Puerto Rico Employees

SCHEDULE 3

DELAYED EMPLOYEE TRANSFERS

Part A: Definitions

1.              Definitions. In this Schedule:

Delayed Transfer Alcon Employee means a Current Alcon Employee whose employment was due to transfer from the Novartis Group to the Alcon Group prior to the date of this Agreement in contemplation of the Separation but whose employment did not in fact transfer due to applicable local law restrictions;

Delayed Transfer Novartis Employee means a Current Novartis Employee whose employment was due to transfer from the Alcon Group to the Novartis Group prior to the date of this Agreement in contemplation of the Separation but whose employment did not in fact transfer due to applicable local law restrictions;

Delayed Transfer Employee means a Delayed Transfer Alcon Employee and/or a Delayed Transfer Novartis Employee; and

Delayed Transfer Date means the earliest date on which the applicable Delayed Transfer Employee’s employment may legally transfer (by any means) from the Novartis Group to the Alcon Group (or vice versa) in connection with the Separation.

Part B: Delayed Transfer Employees

2.              In respect of the Delayed Transfer Employees, the provisions of this Agreement shall apply such that:

(a)                                 references to a Transferred Novartis Employee shall be read as references to a Delayed Transfer Novartis Employee;

(b)                                 references to a Transferred Alcon Employee shall be read as references to a Delayed Transfer Alcon Employee;

(c)                                  references to a Transferred Employee shall be read as references to a Delayed Transfer Employee; and

(d)                                 references to the Separation Date shall be read as references to the Delayed Transfer Date.

3.              For the avoidance of doubt, the terms and conditions of employment, applicable to each Delayed Transfer Employee immediately prior to the date of this Agreement, shall continue to apply during the period between the date of this Agreement and the Delayed Transfer Date.

Part C: Brazilian Alcon Employees

4.              In respect of any Brazilian Alcon Employee, the provisions of this Agreement shall apply such that, subject to the exception set out in paragraph 5 of this Schedule 3 below:

(a)                                 references to an Alcon Employee shall be read as references to a Brazilian Alcon Employee; and

(b)                                 references to the Separation Date shall be read as references to the Brazil Delayed Closing Date.

5.              In respect of the Brazilian Alcon Employees, clause 7.1(g) of this Agreement shall be deleted and replaced in its entirety by the following provision:

“Any Brazilian Alcon Employee who holds any Novartis Award described in clauses 7.1(b) or 7.1(d) above (other than Option Awards) immediately prior to the Brazil Delayed Closing Date will:

(i)             be treated as a “good leaver” under the applicable Novartis plan rules on the Brazil Delayed Closing Date; and

(ii)          in respect of any Novartis shares that have been forfeited as a result of such employee being a “good leaver”, be granted a share-based award over shares in the capital of Alcon as soon as practicable and legally possible following the Brazil Delayed Closing Date (and, in any event, by the later of (i) 60 days from the Brazil Delayed Closing Date; and (ii) 60 days from the first date after the Brazil Delayed Closing Date when the granting of share-based awards is not prevented by applicable dealing restrictions, subject in both cases to the relevant plan rules and any Applicable Law) (the Alcon Keep Whole Award). The value of the Alcon Keep Whole Award will be calculated as follows:

a.              the value of the forfeited shares under the relevant Novartis Award will be determined by reference to the fair market value closing price of Novartis shares as at the Brazil Delayed Closing Date; and

b.              the number of Alcon shares to be granted under the relevant Alcon Keep Whole Award will be determined by reference to the fair market value closing price of Alcon shares as at the Separation Date.”

6.              For the avoidance of doubt, the terms and conditions of employment, applicable to the Brazilian Alcon Employees immediately prior to the date of this Agreement, shall continue to apply during the period between the date of this Agreement and the Brazil Delayed Closing Date.

Part D: Interim arrangements

7.              The parties shall cooperate to, so far as reasonably possible, make arrangements for the services of any:

(a)                       Delayed Transfer Alcon Employee to be made available on an interim basis to the Alcon Group (including but not limited by way of secondment) until the Delayed Transfer Date unless such person is terminated prior to such date;

(b)                       Delayed Transfer Novartis Employee to be made available on an interim basis to the Novartis Group (including but not limited by way of secondment) until the Delayed Transfer Date unless such person is terminated prior to such date; and

(c)                        Brazilian Alcon Employee to be made available on an interim basis to the Alcon Group (including but not limited by way of secondment) until the Brazil Delayed Closing Date unless such person is terminated prior to such date.

SIGNATURE

This Agreement is signed by duly authorised representatives of the Parties:

NOVARTIS AG

/s/ Christian Diehl		/s/ Michael Stewart

Name:	Christian Diehl	Name:	Michael Stewart

Title:	As Attorney	Title:	As Attorney

ALCON INC

/s/ Merrick McCracken		/s/ Tom Hudnall

Name:	Merrick McCracken	Name:	Tom Hudnall

Title:	SVP, Global H.R.	Title:	Authorized Signatory